ROPES & GRAY LLP
PRUDENTIAL TOWER
800 BOYLSTON STREET
BOSTON, MA 02199-3600
WWW.ROPESGRAY.COM

November 2, 2011	Heidy M. Abreu
T +1 617 235 4943
F +1 617 235 9891
heidy.abreu@ropesgray.com

BY OVERNIGHT FED EX DELIVERY

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Angie Kim, Staff Attorney

                   Robyn Manuel, Staff Accountant

Re:                               Supplemental Information Provided to the Staff Regarding the Mattress Firm Holding Corp. Registration Statement on Form S-1 (File No. 333-174830)

Dear Ms. Kim and Ms. Manuel:

Per your request, Mattress Firm Holding Corp. (the “Company”) is supplementally providing the Staff with Exhibit A and Exhibit B attached hereto.  Exhibit A contains proposed Company responses and mark-ups used to facilitate the November 1, 2011 call between the Company and the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to discuss the accounting and other comments in the Staff’s comment letter dated October 14, 2011 relating to the Registration Statement on Form S-1 (File No. 333-174830) (the “Registration Statement”) filed by Mattress Firm Holding Corp. with the Commission on June 10, 2011, as amended.  Attached in Exhibit B is a draft of Amendment No. 5 to the Registration Statement as of November 2, 2011, which the Company has supplementally provided to the Staff to facilitate further discussions between the Staff and the Company regarding the Staff’s comments.

Please direct any questions or notifications with respect to this letter to the following addresses:

Mattress Firm Holding Corp.
5815 Gulf Freeway
Houston, Texas 77023

Telephone: (713)-651-2083

Facsimile: (713)-921-4053

Attention: Jim R. Black, Executive Vice President and CFO

and

Ropes & Gray LLP

111 South Wacker Drive, 46th Floor

Chicago, IL 60606

Telephone: (312) 845-1265

Facsimile: (312) 845 - 5501

Attention: Andrew J. Terry, Esq.

Please contact me if you have any questions.

Very Truly Yours,

/s/ Heidy M. Abreu

Heidy M. Abreu

Encl.